Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	TransUnion Holding Company, Inc.			TransUnion Corp. Historical
	Historical	Pro Forma
(in millions)	March 31, 2012	March 31, 2012	2011	March 31, 2012	2011	2010	2009	2008	2007
Fixed Charges:
Interest Expense	1.5	43.9	176.1	30.7	126.4	90.1	4.0	0.9	1.2
Interest capitalized (on internally developed software)	—	0.2	0.6	0.2	0.6	0.3	—	—	—
Amortized loan costs not recorded as interest expense	—	0.3	1.3	0.3	1.6	2.7	0.3	—	—
Estimate of interest expense within rental expense	—	—	—	—	—	—	—	—	—

Total fixed charges	1.5	44.4	178.0	31.2	128.6	93.1	4.3	0.9	1.2

Earnings:
Income from continuing operations before tax	(8.5)	(9.7)	(71.1)	32.4	67.1	83.0	205.7	209.9	289.1
Less income of noncontrolling interests	—	(1.9)	(8.0)	(1.9)	(8.0)	(8.3)	(8.1)	(9.2)	(7.5)
Less income from equity investees	—	(3.1)	(11.4)	(3.1)	(11.4)	(8.4)	(5.3)	(6.6)	(2.4)
Plus fixed charges	1.5	44.4	178.0	31.2	128.6	93.1	4.3	0.9	1.2
Plus amortization of capitalized interest	—	0.2	0.3	0.2	0.3	—	—	—	—
Dividends from equity method investees	—	0.3	8.0	0.3	8.0	4.9	4.1	4.4	3.2
Less interest capitalized	—	(0.2)	(0.6)	(0.2)	(0.6)	(0.3)	—	—	—

Total earnings	(7.0)	30.0	95.2	58.9	184.0	164.0	200.7	199.4	283.6

Ratio of earnings to fixed charges	(4.7)	0.7	0.5	1.9	1.4	1.8	46.7	221.6	236.3